MEDITECH PHARMACEUTICALS
               2591 Dallas Parkway - Suite 102 - Frisco, TX 75034
                                  972-963-0000



July 6, 2005

Sasha Parikh
Securities and Exchange Commission
Mail Stop 03-09
Washington, DC 20549

Dear Ms. Parikh:

Reference is made to File No. 0-12561 and your letter dated May 26, 2005.

We acknowledge that:

1. The company is responsible for the adequacy and accuracy of the disclosure in the filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin Halter, Jr.

Kevin Halter, Jr.